

November 3, 2010

Mr. Charles M. Sledge
Chief Financial Officer
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, TX 77027

> **Re: Cameron International Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-13884**

Dear Mr. Sledge:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director